SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








                        500,000 FREE SEATS TO CELEBRATE

                       RECORD GROWTH IN PASSENGER NUMBERS


Ryanair, Europe's only low fares airline, today (Thursday 14th November 2002) announced a massive free Seat Sale to celebrate a record 8 million passengers flown in the six months ended the 30th September 2002. As a thank you to these passengers who have made this stunning result possible, Ryanair is offering 500,000 seats across its entire network for free - all passengers have to do is pay the taxes and charges. These seats will be available for flying in December and January and will be available every day on every route.

Announcing the Seat Sale today Ryanair's Commercial Director, Michael Cawley said:

"We are thrilled to have flown almost 8 million passengers in the six months to the end of September and are on track to fly 15 million passengers in our full financial year. The 37% rise in passenger numbers is a testament to the industry leading service, which Ryanair is providing at the lowest fares. Ryanair's service is simply the best, with our performance in punctuality attracting more and more passengers to the airline. Ryanair is also the only airline to publish customer service statistics, proving that our numbers of bags lost and complaints per passenger are lower than our competitors.

"We understand that all our passengers have a choice and that it is only by offering the best service at the lowest fares that we can continue to grow our business as we have done so in the past. For now however, we just want to say a huge thank you to the 8 million passengers who flew with us in the first six months by offering 500,000 free seats across the entire network between December and January.

"As always there is undoubtedly going to be phenomenal demand for this offer so book early on www.ryanair.com to ensure you get the dates of your choice."

ENDS.               14th November 2002

Booking Period:

Friday 15th of November to midnight Monday 18th of November 2002

Travel Period:

December 1st, 2002 to February 10th, 2003

Applicable days:

Daily - Subject to availability

Advance Purchase:

14 days



For further information please contact:

Pauline McAlester

Murray Consultants

+353 1 4980300


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 November 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director